FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Date of publication of January – September 2016 Results	2

January-September 2016 Results

Earnings Release

Date: Thursday, October 27th, 2016

Time: Before market opens

Conference Call

Date: Thursday, October 27th, 2016

Time: 10:00 (Madrid time)

                09:00 (London time)

         04:00 (NY time)

To be webcasted live over the Internet

You can log-in in our website at:

https://www.telefonica.com/en/web/shareholders-investors

To listen to the call, we kindly suggest you to access the webcast on

Telefónica’s website

To participate in the Q&A session, please dial, a few minutes before the start of the conference call, one of the following numbers:

From Spain: +34 91 114 72 93

From the United States: +1 719 325 22 13

From the U.K. and other countries: +44 (0) 203 043 20 02

Conference Code: 1751572

If you have any questions, please do not hesitate to contact Elena Romero at elena.romerocanas@telefonica.com, or at phone number +34 91 482 87 00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 27, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors